VENECREDIT SECURITIES, INC.
Member SIPC / NASD

April 14, 2023

FINRA District 7 – Boca Raton
Manly Ray, Regional Director
JoAnne Cox, Regional Manager
Boca Center Tower 1
5200 Town Center Circle
Boca Raton, Florida 33486

Reference: Annual Audit Fiscal Year 2022
Venecredit Credit Securities, Inc. (114419)

Dear Sirs,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 90 calendar days following the firm's fiscal year end December 31, 2022 and FINRA extension granted with new due date 04/14/2023.

Also please note, you will find the Independent Auditor's Report and the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your very kind attention,



_____
George F. Valle, CCO/FINOP

Cc.   Alvaro Frias, CEO